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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended
	2010	2009	2008	2007	2006
Income from continuing operations	$45,521	$44,135	$42,967	$47,803	$45,360
Add: Fixed charges	2,844	2,714	4,421	5,300	7,371
Less: Capitalized interest	(117)	(40)	(60)	—	—
Less: Income allocated to non-controlling interests	(191)	(296)	(307)	(343)	(343)

Earnings	$48,057	$46,513	$47,021	$52,760	$52,388

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	2,653	2,418	4,114	4,957	7,028
Income allocated to non-controlling interests	191	296	307	343	343

Total fixed charges	2,844	2,714	4,421	5,300	7,371
Preferred stock dividend	13,662	15,141	15,390	16,923	17,157

Total fixed charges and preferred dividends	$16,506	$17,855	$19,811	$22,223	$24,528

Ratio of earnings to fixed charges	16.90	17.14	10.64	9.95	7.11
Ratio of earnings to fixed charges and preferred dividends	2.91	2.61	2.37	2.37	2.14

RATIO OF EARNINGS TO FIXED CHARGES
Instructions to S-K Item 503(d)
Definition as of February 2, 2011

Calculation of Fixed Charges

Sum of the following:
        Interest expense and capitalized
        Amortized premiums, discounts and capitalized expenses related to indebtedness
        An estimate of the interest within rental expense
        Preference security dividend requirement of consolidated subsidiaries

Calculation of Earnings

Pre-tax income from continuing operations before adjustment for income or loss from equity investees

Add: Fixed charges
Add: Amortization of capitalized interest
Add: Distributed income of equity investees
Add: Company's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges
Sub: interest capitalized
Sub: preference security dividend requirements of consolidated subsidiaries
Sub: non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges

  NOTE:
  Per review of our competitor filings, Preferred stock dividends are not included in the calculation of Earnings

Definition of Preference Security Dividend

  The amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

Definition of Equity Investees

  Investments that a Company account for using the equity method of accounting

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Thousands)